

December 23, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Wayne M. Rehberger
Chief Financial Officer
Engility Holdings, Inc.
3750 Centerview Drive
Chantilly, VA 20151

> **Re: Engility Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 4, 2015**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2014**
> **Filed November 6, 2015**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2015**
> **Filed May 12, 2015**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2015**
> **Filed November 6, 2015**
> **File No. 1-35487**

Dear Mr. Rehberger:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2014</u>

<u>Item 1. Business</u>

1.   Please revise future filings to disclose your backlog, as well as the amount or percentage of backlog not reasonably expected to be filled in the current fiscal year. Refer to Item 101(c)(viii) of Regulation S-K.

Consolidated Financial Statements

1. Basis of Presentation – Summary of Significant Accounting Policies, page 49

Revenue Recognition, page 50

2.   Please revise future filings to disclose, to the extent applicable:

- the amount of any contract losses recorded during each period presented as well as the current status of any contracts with material losses or for which material losses are reasonably possible;

- the nature and status of any material items included in claims and change orders;

- the amount of profits recognized for claims collected during each period presented; and

- the effect of any material revisions in contract estimates during each period presented, including comparable periods.

Form 10-K/A for the Fiscal Year Ended December 31, 2014

3.   We note you restated your conclusions regarding the effectiveness of ICFR and DCP due to the identification of two material weaknesses. Please help us more fully understand the facts and circumstances that lead to your initial incorrect assessment, the facts and circumstances that resulted in your subsequent identification of the two material weaknesses, and your basis for determining no revisions to financial statements were required.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

1. Basis of Presentation - Change in Accounting Principle for Revenue Recognition, page 5

4.   We refer to your statement that "the financial impact resulting from the accounting change was immaterial to our financial statements." Please confirm to us, and revise future filings, to clarify that your statement also refers to prior periods which have not been retrospectively adjusted. Refer to ASC 250-10-50.

5.   Please explain to us why a preferability letter from your independent registered public accountants was not provided as an exhibit. Refer to ASC 250-10-S99-4 and Item 601(B)(18) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

Unaudited Consolidated Statements of Cash Flows, page 4

6.   Please revise future filings to reflect the acquisition of TASC as a non-cash investing and financing activity. Refer to ASC 230-10-50-3 through 50-6.

5. Goodwill and Identifiable Intangible Assets, page 11

7.   Please explain to us how you determined your reporting units and operating segments subsequent to acquisition of TASC.

12. Income Taxes, page 19

8.   Please explain to us how you determined realization of your deferred tax assets are more likely than not. Also, please tell us your consideration for including income taxes as a critical accounting policy.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction

cc: Thomas O. Miller, Esq.
        Richard B. Harkey